James Advantage Funds

1349 Fairground Road

Xenia, Ohio

May 8, 2019

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	James Advantage Funds (the “Registrant”)

File Nos. 811-08411

Schedule 14A – Definitive Proxy

Dear Ms. White:

On behalf of the Registrant, attached hereto for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) are the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the James Aggressive Allocation Fund, the James Balanced: Golden Rainbow Fund, the James Micro Cap Fund and the James Small Cap Fund, each, a series of the Registrant (the “Funds”), to be held on June 27, 2019. The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around May 8, 2019.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on April 25, 2019 (the “Preliminary Materials”), in response to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on May 1, 2019. In addition, the Proxy Materials filed herewith reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the lettered paragraphs below are the Staff’s oral comments provided on May 1, 2019, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

Staff Comments:

1.	Staff Comment: On Page 24, in the “Performance” section, consider adding specific data regarding each Fund’s performance relative to its respective benchmark.

Registrant’s Response: The Registrant responds by respectfully declining to make any revisions associated with this comment. The Registrant further responds by supplementally stating the disclosure provided in the Definitive Proxy Statement sufficiently and accurately reflects the material factors considered by the Board related to the adoption of the New Investment Advisory Agreement with the Adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

May 8, 2019

2.	Staff Comment: On page 25, in the “Economies of Scale” section, please clarify the final sentence in the first paragraph to indicate what the Fund’s higher weighted average management fee is relative to.

Registrant’s Response: Comment complied with. The disclosure has been revised to state that the Fund “has a higher weighted average management fee than in prior years.”

3.	Staff Comment: On Page 30, in the second paragraph of the “Submission of Certain Shareholder Proposal” section, please clarify what the Registrant considers to be a “reasonable amount of time” before the solicitation of proxies begins for shareholders to submit a proposal to be presented at the special meeting of shareholders of a Fund.

Registrant’s Response: The Registrant has revised the sentence to clarify that, consistent with Rule 14a-8(e)(2) under the Securities Exchange Act of 1934, the deadline for a proposal for a special meeting of a Fund is “within a reasonable time before the Fund begins to print and send its proxy materials.”

4.	Staff Comment: The Staff notes that while the text of the preliminary proxy filing states that the Adviser will pay the costs associated with the shareholder meeting and proxy solicitations, the Form of Management Agreement for the James Balanced: Golden Rainbow Fund indicates that the Fund will be responsible for the expenses of shareholders’ meetings and proxy solicitations. Please clarify to what extent, if any, the Funds will be responsible for expenses related to the shareholder meeting.

Registrant’s Response: Comment complied with. The below disclosure has been added to the “Payment of Solicitation Expenses” section of the Definitive Proxy.

“Although the James Balanced: Golden Rainbow Fund’s Current Agreement states that the Fund will be responsible for the expenses of shareholders’ meetings and proxy solicitations, JIR has agreed, in this case, to pay for these expenses.”

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

U.S. Securities and Exchange Commission

Division of Investment Management

March 4, 2019

Very truly yours,

/s/ Brian Shepardson
Brian Shepardson
Secretary of James Advantage Funds

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP